

November 21, 2024

Jennifer Kirk
Senior Vice President, Global Controller and Chief Accounting Officer
Medtronic plc
Building Two, Parkmore Business Park West
Galway, Ireland

> **Re: Medtronic plc**
> **Form 10-K for Fiscal Year Ended April 26, 2024**
> **Filed June 20, 2024**
> **File No. 001-36820**

Dear Jennifer Kirk:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services